SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012
_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)
_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  March 20th,  2012

FOR IMMEDIATE RELEASE

SILICOM TO PRESENT AT THE MAXIM GROUP GROWTH CONFERERENCE ON MARCH 26, 2012

KFAR SAVA, Israel— March 20, 2012, - Silicom Ltd. (NASDAQ and TASE: SILC), an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems, today announced that it will be presenting at the Maxim Group Growth Conference at the Grand Hyatt Hotel, New York on March 26, 2012.

On that date, Avi Eizenman, Silicom’s Founder and Active Chairman of the board, will be making his presentation at 1:00 pm Eastern Time in the Broadway Room of the hotel.

At the conference there will be an opportunity for investors to meet one-on-one with Avi Eizenman throughout the day. Interested investors should contact the conference organizers at Maxim or the Investor Relations team at Silicom

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patent-pending new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com